FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2009

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[ X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 10, 2009	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

NOT FOR DISTRIBUTION IN THE UNITED STATES OR FOR DISSEMINATION OVER U.S. NEWSWIRE SERVICES

FOR IMMEDIATE RELEASE	February 10, 2009

Forbes Medi-Tech Provides Update on Additional Funding from
Non-Dilutive Funding Transaction

VANCOUVER, BC – Forbes Medi-Tech Inc. (TSX:FMI; NASDAQ:FMTI) (“Forbes” or “Company”) announced today that its subsidiary known as Forbes Medi-Tech Operations Inc. (“FMTO”) or “3887685 Canada Inc.” is undertaking a transaction that, upon closing and subject to certain conditions, will provide Forbes with an opportunity to realize an anticipated minimum of approximately $800,000 in additional funding from its Non-Dilutive Funding Transaction, which was originally announced on March 20, 2008, with the subsequent closing announced on May 12, 2008.

FMTO, which has been renamed “Deans Knight Income Corporation,” has filed a preliminary prospectus with the securities regulatory authorities in each of the provinces and territories of Canada in connection with a proposed public offering. Deans Knight Capital Management Ltd., a private investment manager, will act as the investment advisor to Deans Knight Income Corporation.

The preliminary prospectus contains important information about the securities of Deans Knight Income Corporation and is still subject to completion or amendment. There will not be any sale or any acceptance of an offer to buy the securities of Deans Knight Income Corporation until a receipt for the final prospectus has been issued. Closing of the proposed transaction will be subject to satisfaction of certain conditions, including receipt of all regulatory approvals.

Subject to certain conditions, upon closing of the minimum offering, it is expected that Forbes will have the opportunity to monetize its interest in the subsidiary and, as a result, by approximately May 2009 will receive a minimum of approximately $800,000 in additional funding, as outlined in the terms of the original Non-Dilutive Funding Transaction.

The proposed transaction will not result in any change to the share ownership of Forbes, its listing on the NASDAQ or TSX, the composition of its Board of Directors, management, or in any of its relationships and commitments to shareholders, employees, government and industry partners, customers, and suppliers.

The securities offered will not be and have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any state of the United States, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This press release shall not constitute an offer to sell or solicitation of an offer to buy the securities in any jurisdiction.

About Forbes Medi-Tech

Forbes Medi-Tech Inc. (TSX:FMI; NASDAQ:FMTI) is a life sciences company focused on evidence-based nutritional solutions. A leader in nutraceutical technology, Forbes is a provider of value-added products and cholesterol-lowering ingredients for use in functional foods and dietary supplements. Forbes successfully developed and commercialized its Reducol™ plant sterol blend, which has undergone clinical trials in various matrices and has been shown to lower “LDL” cholesterol levels safely and naturally. Building upon established partnerships with leading retailers and manufacturers across the globe, Forbes helps its customers to develop private label and branded products. For more information about Forbes Medi-Tech, please visit www.forbesmedi.com.

This News Release contains forward-looking statements and information regarding a proposed public offering and the anticipated receipt by Forbes of an additional $800,000 as outlined in the terms of the original Non-Dilutive Funding Transaction, which statements can be identified by the use of forward-looking terminology such as “anticipated”, “proposed”, “expected”, “opportunity”, “subject to”, “will not be”, “will be”, “until” and similar expressions or variations thereon. The Company's actual results could differ materially from those anticipated in these forward-looking statements and information as a result of numerous risks and uncertainties, including (i) uncertainty whether a final prospectus will be filed or a receipt issued, whether the proposed offering will be carried out as contemplated,  whether the proposed transaction will close at all, or  whether Forbes will be able to monetize its interest in the subsidiary or receive all or any part of the anticipated $800,000 additional funding; (ii) the need for regulatory approvals and performance by third parties, which are not assured; (iii) the Company's need for further funding, which is not assured; (iv) changes in business strategy or plans; and (v) other risks and uncertainties, as contained in news releases and filings with Securities Regulatory Authorities in Canada and the U.S. at www.sedar.com and at www.sec.gov; any of which could cause actual results to vary materially from current results or the Company's anticipated future results. Forward-looking statements and information are based on the assumptions, beliefs, opinions and expectations of the Company's management at the time they are made, and, except as required under applicable law, the Company does not assume any obligation to update any statement should those assumptions, beliefs, opinions or expectations, or other circumstances change.

Reducol™ is a trademark of Forbes Medi-Tech Inc.

Contact:

Jodi Regts

Director, Investor Relations and Communications

Phone: (604) 681-8976

E-mail: jregts@forbesmedi.com

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